

Mail Stop 3561

May 29, 2008

Mr. George Kosanovich, Syntec Biofuel Inc.
c/o Mr. James Biagi
Monahan & Biagi, PLLC
701 Fifth Avenue, Suite 2800
Seattle, Washington 98104

> **Re: Syntec Biofuel**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **File No. 0-51932**

Dear Mr. Kosanovich:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 14

1.   We note that your auditors are relying on the report of other auditors for periods prior to fiscal year 2006. Please amend your filing to include this report by other auditors dated March 17, 2006. We remind you that if an audit report required to be filed includes reference to another accountant's report, the separate report of the other accountant should also be included in your filing. We also remind you

that amendments must set forth the complete text of each item being amended; therefore, your amendment should include Item 7 in its entirety. Refer to Rule 12b-15 of the Exchange Act.

Item 8A. Controls and Procedures, page 30

2.   As indicated by Item 8A(T) of Form 10-KSB, you should provide the disclosures required by Items 307 and 308T of Regulation S-B. Please amend your filing to provide the disclosures required by Item 307, or tell us where you have included such disclosures in your filing. Additionally, please amend your filing to provide the disclosure required by Item 308T(a)(4), or tell us where you have included such disclosure in your filing.

Exhibits 31.1 and 31.2

3.   As you have acknowledged in your letter to the staff dated April 30, 2008, please amend your filing to provide Section 302 certifications in the exact form set forth under Item 601(b)(31) of Regulation S-B, including the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.

Form 10-Q for the Period Ended March 31, 2008

Item 4. Controls and Procedures, page 16

4.   We note that you provided management's conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please amend your filing to provide management's conclusion as to the effectiveness of your disclosure controls and procedures as of March 31, 2008.

                              *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in

Mr. George Kosanovich
Syntec Biofuel Inc.
May 29, 2008
Page 3

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to the undersigned at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief